# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOLD ROCK HOLDINGS, INC., CIK 0000894501
CUSIP: 303709303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD, #230, 2020 GENERAL BOOTH BLVD, #230, VIRGINIA BEACH, Virginia (VA), 23452
Date of event which requires filing of this statement: 09/22/2025
Amends the filing with accession number 0001091818-24-000107
Filed by CIK 0001994009
Persons authorized to receive notices and communications: Richard Kaiser, 2020 General Booth Blvd., Suite 230, Virginia Beach, Virginia (VA), 23454, 7573066090

## Reporting persons
- Daley Marcus (CIK 0001994009): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 152,790,212; shared voting power 0; sole dispositive power 152,790,212; shared dispositive power 0; aggregate amount beneficially owned 152,790,212 (64.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: GOLD ROCK HOLDINGS, INC.
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD, #230, 2020 GENERAL BOOTH BLVD, #230, VIRGINIA BEACH, Virginia (VA), 23452

## Item 2. Identity and Background
Name of person filing: Marcus Daley
Residence or business address: 2214 Temple View Drive, Provo, UT 84604
Present principal occupation or employment: Chief Executive Office, Gold Rock Holdings, Inc., 2020 General Booth Blvd. Ste. 230, Virginia Beach, VA 23454
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Fund of $520,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
a). This report is filed to reflect the reduction in the ownership of the Issuers of securities owned by the Reporting person, due to a gift of 12,242,207 of the share previously owned by such person.
b). GRHI and the Reporting Person reserve the right to engage in the acquisition of other entities in the form of a merger or acquisition in the future;
c). GRHI and the Reporting Person reserves the right to engage in the sale or transfer of a material amount of assets in the future;
d). Mr. Marcus Daley was appointed to GRHI's Board of Directors on October 2, 2023. He also serves as the Company's CEO- Form 8K filed on October 2, 2023.
e). GRHI reserves the right to change the capital structure of the Company in the future
f). N/A
g).N/A
h).N/A
i). N/A
j.) N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of the outstanding shares is calculated based upon 238,886,969 shares of common stock
Number of shares as to which each person has sole or shared power to vote or dispose: 152,790,212
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, during the past 60 days the Reporting Persons have not effected trades in the shares of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, as of the date hereof, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any other persons with respect to any securities of the Issuer.

## Signatures
- Daley Marcus: Marcus Daley, Office, Director, and Shareholder (09/24/2025)